EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 18, 2005 accompanying the financial statements included in the Annual Report of Unigene Laboratories, Inc. on Form 10-K as and for the year ended December 31, 2004 which is incorporated by reference in this Registration Statement and Prospectus. Our report contains an explanatory paragraph that states that Unigene Laboratories, Inc. has suffered recurring losses from operations, has a working capital deficiency and has stockholder demand loans in default which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty. We consent to the incorporation by reference in the Registration Statement and Prospectus of the aforementioned report and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

Edison, New Jersey

April 25, 2005